26 February 2004


CORUS GROUP plc


SECTION 198 COMPANIES ACT 1985 - DISCLOSURE OF INTEREST IN SHARES

Corus Group plc has received formal notification today from Alisher Usmanov and Gallagher Holdings Limited in accordance with Part VI of the Companies Act 1985 (the Act), that:

(a) as at 25 February 2004 Alisher Usmanov of 31 Sivtsev Vrazhek, Flat 15, Moscow, Russian Federation, was interested for the purposes of the Act in 489,000,000 ordinary shares of 10p each comprised in the relevant share capital, as defined in section 198(2) of the Act, of Corus Group plc (the Relevant Shares)

(b) Alisher Usmanov is the registered holder of all of the shares in Gallagher Holdings Limited. Gallagher Holdings Limited of registered office 15 Agiou Pavlou, Ledra House, Agios Andreas, P.C. 1105, Nicosia Cyprus is the registered holder of all of the Relevant Shares;

(c) None of the Relevant Shares are shares in which Alisher Usmanov or Gallagher Holdings Limited are interested by virtue of section 208(5) of the Act.

This interest represents 11.03% of Corus Group plc's issued capital.
END